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                             August 4, 2022

       Kirsten Spears
       Chief Financial Officer
       Broadcom Inc.
       1320 Ridder Park Drive
       San Jose, CA 95131

                                                        Re: Broadcom Inc.
                                                            Form 10-K for
Fiscal Year Ended October 31, 2021
                                                            Response Dated July
11, 2022
                                                            File No. 001-38449

       Dear Ms. Spears:

              We have reviewed your July 11, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 24, 2022 letter.

       Response Dated July 11, 2022

       Risk Factors, page 13

   1. Your response to comment 2 states that transition risks related to climate change were not identified as being
reasonably expected to have a material effect on your business, operating results, or
financial condition in connection. Please explain how you concluded on the materiality of
the effects of climate change and determined that disclosure was not necessary.
 Kirsten Spears
FirstName   LastNameKirsten Spears
Broadcom Inc.
Comapany
August      NameBroadcom Inc.
        4, 2022
August
Page 2 4, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations , page
35

2. Your response to comment 4 refers to capital expenditures for climate-related projects at your Fort Collins, Colorado facility. Please tell us about and quantify climate-related projects at your other facilities for the periods covered by your Form 10-K.
3. As your response to prior comment 6 does not provide all of the requested information, it is reissued in part. Please include the quantification requested by our comment (including with regards to the cost of insurance) on an aggregate basis, rather than as a quantitative example, for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.
4. We note your response to prior comment 6. Please further explain how you considered providing disclosure regarding the physical impacts of climate change, such as effects on the severity of weather, as it appears that you may be vulnerable to severe weather or climate-related events. For example, your response notes the wildfires in Colorado in fiscal 2020 and disclosure on page 22 of your Form 10-K states that many of your facilities, and those of your contract manufacturers and suppliers, are located in California and the Pacific Rim region which have severe weather activity. We also note from your
         ESG Report that    climate change is creating serious issues for the
Colorado and western
         U.S. regions    and that you have response plans for various
situations    including climate-
         related weather events, like wildfires, hurricanes, flooding and
blizzards.    In addition,
         explain in greater detail how you considered disclosing the effects of potential weather-
         related disruptions to the operations of your customers.
       Please contact Erin Donahue at 202-551-6063 or Sergio Chinos at 202-551-7844 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing